                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                   AS OF DECEMBER 31, 1999 AND JUNE 30, 2000
                                  (UNAUDITED)
                           IN THOUSANDS OF US DOLLARS


                                                            DECEMBER 31,        JUNE 30,
                                                                1999              2000
                                                            ------------        --------
ASSETS
Current assets:
 Cash and cash equivalents                                    $ 16,568          $256,680
 Accounts receivable, net                                       37,404            50,201
 Amounts due from ST affiliates                                  6,532             6,453
 Other receivables                                               9,572             7,779
 Inventories                                                    11,313            12,198
 Prepaid expenses                                                7,079            15,786
                                                              --------          --------
    Total current assets                                        88,468           349,097
Property, plant and equipment, net                             251,298           343,327
Other receivables                                                1,835                --
Prepaid expenses                                                10,364            21,760
                                                              --------          --------
    Total Assets                                              $351,965          $714,184
                                                              --------          --------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term debt                                              $ 60,000          $     --
 Current installments of long-term debt                          7,420            14,829
 Accounts payable                                               13,070            10,410
 Amounts due to ST and ST affiliates                             5,533             2,688
 Accrued operating expenses                                     20,559            13,896
 Other payables                                                 55,238            70,703
 Income taxes payable                                              678             1,805
                                                              --------          --------
    Total current liabilities                                  162,498           114,331
Deferred grant                                                   1,923             2,761
Long-term debt, excluding current installments                  46,360            37,074
                                                              --------          --------
    Total Liabilities                                          210,781           154,166
                                                              --------          --------

SHAREHOLDERS' EQUITY
Share capital                                                  129,827           159,137
Additional paid-in capital                                      26,305           385,932
Accumulated other comprehensive loss                            (9,731)           (9,731)
Retained earnings (deficit)                                     (5,217)           24,680
                                                              --------          --------
    Total Shareholders' Equity                                 141,184           560,018
                                                              --------          --------
    Total Liabilities and Shareholders' Equity                $351,965          $714,184
                                                              --------          --------

See accompanying notes to unaudited condensed consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE THREE MONTHS ENDED JUNE 30, 1999 AND 2000
                                   (UNAUDITED)
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


                                                             FOR THE THREE MONTHS ENDED JUNE 30,
                                                             -----------------------------------
                                                                  1999               2000
                                                                --------           --------
Net revenues                                                    $ 45,616           $ 75,759
Cost of revenues                                                 (30,455)           (50,412)
                                                                --------           --------
Gross profit                                                      15,161             25,347
                                                                --------           --------

Operating expenses:
 Selling, general and administrative                               6,515              9,747
 Research and development                                          1,536              4,276
 Stock-based compensation                                            858                 99
 Other general expenses (net)                                         --               (227)
                                                                --------           --------
    Total operating expenses                                       8,909             13,895
                                                                --------           --------

Operating income                                                   6,252             11,452
                                                                --------           --------

Other income (expense):
 Interest income (expense), net                                   (1,458)             2,920
 Foreign currency exchange gain (loss)                               222               (398)
 Other non-operating income, net                                     941              1,175
                                                                --------           --------
    Total other income (expense)                                    (295)             3,697
                                                                --------           --------
Income before income taxes                                         5,957             15,149
Income tax expense                                                  (273)            (1,050)
                                                                --------           --------
Net income                                                      $  5,684           $ 14,099
                                                                ========           ========

Basic and diluted net income per ordinary share                 $  0.007           $  0.014
                                                                ========           ========

Basic and diluted net income per ADS                            $   0.07           $   0.14
                                                                ========           ========

Ordinary shares (in thousands) used in per ordinary
 share calculation:
 -- basic                                                        769,039            982,913
 -- effect of dilutive options                                     8,499             11,785
                                                                --------           --------
 -- diluted                                                      777,538            994,698
                                                                ========           ========

ADS (in thousands) used in per ADS calculation:
 -- basic                                                         76,904             98,291
 -- effect of dilutive options                                       850              1,179
                                                                --------           --------
 -- diluted                                                       77,754             99,470
                                                                ========           ========

See accompanying notes to unaudited condensed consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000
                                   (UNAUDITED)
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                             FOR THE SIX MONTHS ENDED JUNE 30,
                                                             ---------------------------------
                                                                  1999               2000
                                                                --------           --------
Net revenues                                                    $ 82,293           $147,935
Cost of revenues                                                 (58,890)           (95,466)
                                                                --------           --------
Gross profit                                                      23,403             52,469
                                                                --------           --------

Operating expenses:
 Selling, general and administrative                              11,971             19,333
 Research and development                                          2,766              6,894
 Stock-based compensation                                          1,757                346
 Other general expenses (net)                                         (2)              (233)
                                                                --------           --------
    Total operating expense                                       16,492             26,340
                                                                --------           --------

Operating income                                                   6,911             26,129
                                                                --------           --------

Other income (expense):
 Interest income (expense), net                                   (2,856)             3,072
 Foreign currency exchange gain                                    2,379                462
 Other non-operating income, net                                   1,134              1,773
                                                                --------           --------
    Total other income                                               657              5,307
                                                                --------           --------
Income before income taxes                                         7,568             31,436
Income tax expense                                                  (512)            (1,539)
                                                                --------           --------
Net income                                                      $  7,056           $ 29,897
                                                                ========           ========

Basic net income per ordinary share                             $  0.009           $  0.032
Diluted net income per ordinary share                           $  0.009           $  0.031
Basic net income per ADS                                        $   0.09           $   0.32
Diluted net income per ADS                                      $   0.09           $   0.31


Ordinary shares (in thousands) used in per ordinary
 share calculation:
 -- basic                                                        769,005            941,265
 -- effect of dilutive options                                     6,555             13,189
                                                                --------           --------
 -- diluted                                                      775,560            954,454
                                                                ========           ========

ADS (in thousands) used in per ADS calculation:
 -- basic                                                         76,900             94,126
 -- effect of dilutive options                                       656              1,319
                                                                --------           --------
 -- dilute                                                        77,556             95,445
                                                                ========           ========

See accompanying notes to unaudited condensed consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 2000
                                   (UNAUDITED)
                           IN THOUSANDS OF US DOLLARS


                                                             FOR THE SIX MONTHS ENDED JUNE 30,
                                                             ---------------------------------

                                                                  1999            2000
                                                                --------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                                      $  7,056        $  29,897
Adjustments to reconcile net income to net cash provided by
 Depreciation and amortization                                    25,200           31,837
 Gain on sale of property, plant and equipment                        (2)            (233)
 Provision for doubtful accounts receivable                           --              301
 Provision  for stock obsolescence                                   553             (348)
 Unrealized foreign currency exchange loss (gain)                 (2,335)           2,687
Changes in working capital:
 Accounts receivable                                              (2,362)         (13,098)
 Amounts due from ST affiliates                                      (57)              79
 Inventories                                                       1,699             (537)
 Other receivables and prepaid expenses                           (1,152)           5,217
 Accounts payable                                                   315           (2,660)
 Amounts due to ST and ST affiliates                                (196)          (2,845)
 Accrued operating expenses and other payables                     5,436           (4,426)
                                                                --------        ---------
Net cash provided by operating activities                         34,155           45,871
                                                                --------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property, plant and equipment                       (22,456)        (137,576)
Sale of property, plant and equipment                                 --            5,955
                                                                --------        ---------
Net cash used by investing activities                            (22,456)        (131,621)
                                                                --------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of short-term debt                                          --          (60,000)
Proceeds from issuance of shares                                      65          388,591
                                                                --------        ---------
Net cash provided by financing activities                             65          328,591
                                                                --------        ---------
Net increase in cash and cash equivalents for the period          11,764          242,841
Effect of exchange rate changes on cash and cash equivalents          --           (2,729)
Cash and cash equivalents at beginning of the period              12,692           16,568
                                                                --------        ---------
Cash and cash equivalents at end of the period                  $ 24,456        $ 256,680
                                                                ========        =========

SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid:
 Interest paid                                                     1,820            2,123
 Income taxes paid                                                    97              412
Non-cash item:
 Share issue subscriptions receivable                           $  1,235               --
                                                                ========        =========

See accompanying notes to unaudited condensed consolidated financial statements.

                  ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARY
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2000


1.   BASIS OF PREPARATION

(A)  ACCOUNTING PRINCIPLES

     The interim condensed consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles in the United States ("US GAAP"). Certain information and footnote disclosures normally included in Financial Statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The results of operations reflect the interim adjustments, all of which are of a normalrecurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim periods. The results of operations in these unaudited condensed consolidated financial statements are not necessarily indicative of the results to be expected for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited condensed consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

(B)  PRINCIPLES OF CONSOLIDATION

     The interim condensed consolidated financial statements included the financial statements of ST Assembly Test Services Ltd and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

(C)  USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

     The preparation of the interim condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from these estimates.

(D)  SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISKS

     The Company has a number of major customers in North America, Europe and Asia. During the three month periods ended June 30, 1999 and 2000, the five largest customers collectively accounted for approximately 70.4% and 74.5% of revenues, respectively. During the six month periods ended June 30, 1999 and 2000, the five largest customers collectively accounted for approximately 72.8% and 73.5% respectively. The Company anticipates that significant customer concentration will continue for the foreseeable future, although the companies that constitute the Company's largest customers may change. The Company believes that the concentration of its credit risk in trade receivables is mitigated substantially by its credit evaluation process, credit policies and credit control and collection procedures.

     RISKS AND UNCERTAINTIES

     The Company's future results of operations include a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on the high cyclical nature of both the semiconductor and the communications and personal computer industries, competitive pricing and declines in average selling prices, reliance on a small group of principal customers, timing and volume of orders relative to the Company's production capacity, availability of manufacturing capacity and fluctuations in manufacturing yields, availability of financing, competition, dependence on raw material and equipment suppliers, exchange rate fluctuations, dependence on key personnel, enforcement of intellectual property rights, environmental regulations and fluctuations in quarterly operating results.


2.   INVENTORIES

     Inventories at December 31, 1999 and June 30, 2000 consist of (in thousands):


                                                      DECEMBER 31,      JUNE 30,
                                                          1999            2000
                                                      ------------      --------
     Raw materials                                      $ 8,440         $ 8,769
     Factory supplies                                     1,268           1,449
     Work-in-progress                                     2,360           2,695
     Finished goods                                         348              40
                                                         12,416          12,953
                                                        -------         -------
     Allowance for inventory obsolescence                (1,103)           (755)
                                                        -------         -------
                                                        $11,313         $12,198
                                                        -------         -------

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS.


FORWARD LOOKING STATEMENTS

     Certain of the statements in this Form 6-K are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include: general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; shortages in supply of key components; litigation and other risks described in "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Factors." section in the Form 20-F we filed on March 30, 2000.


OVERVIEW

     We are a leading independent provider of a full range of semiconductor test and assembly services, including:

     - testing, including final testing and wafer probe, on a diverse selection of test platforms, as well as additional test related services such as burn-in process support, reliability testing, thermal and electrical characterization, dry pack and tape and reel;

     - assembly of leaded and laminate packages, as well as additional assembly related services such as package design and leadframe and substrate design;

     - pre-production services, such as package development, supply chain management and test software and related hardware development; and

     -    drop shipment services.

     We derive revenues from test services and assembly of leaded and laminate packages. Net revenue represents the invoiced value of services rendered, excluding goods and services tax, net of returns, trade discounts and allowances. We recognize revenue upon shipment of semiconductors for which we have provided services.

     The semiconductor industry is characterized by price erosion which can impact our revenue and gross margin, unless we improve our capacity utilization and reduce costs. Prices of our products of a given level of technology decline over the product life cycle, commanding a premium in the earlier stages and declining towards the end of the cycle. We have to continue to develop and offer increasingly complex test and assembly services that meet the requirements of our customers.

     Our results of operations are generally affected by the capital-intensive nature of our business. Most of our costs are fixed, as our variable costs are primarily the costs of materials, payroll and supplies. Our primary fixed costs are for test and assembly equipment. Increases or decreases in capacity utilization rates can have a significant effect on gross profit margins since the unit cost of test and assembly services generally decreases as fixed charges, such as depreciation expense for the equipment, are allocated over a larger number of units. Depreciation expense and cost of leasing for production equipment as a percentage of revenues was 23.2% and 24.2% for the three months ended June 30, 1999 and June 30, 2000, respectively, and 25.2% and 22.9% for the six months ended June 30, 1999 and June 30, 2000, respectively. We begin depreciating our equipment when it is placed into service. Often, there is a gap between when our equipment is placed into service and when it achieves high levels of utilization. As a result, placing into service new equipment can cause our gross profit margins to vary significantly from quarter to quarter. Our results of operations are also affected by declines over time in the average selling prices for packages. At times in the past, we have been able to offset, at least in part, the effect of such declines on our gross profit margins by successfully developing and marketing new higher margin packages, such as advanced leadframe and laminate packages, and by taking advantage of economies of scale and higher productivity resulting from higher volumes. However, we cannot assure you that we will be successful at offsetting any such declines in the future.

     Our operating expenses consist principally of selling, general and administrative expenses which include payroll-related expenses for administrative staff, facilities-related expenses, management fees to our parent Singapore Technologies Pte Ltd, marketing expenses and provisions for bad debts on accounts receivable. Our operating expenses also include research and development expenditures, consisting primarily of payroll-related expenses, depreciation expenses resulting from hardware and software purchases and purchases of testers, and cost of materials used for the development of new packages, or operating supplies.

     Our quarterly results may vary significantly. Unfavorable changes may adversely affect our business, financial condition and results of operations. In addition, we intend to increase the level of operating expenses and investments in manufacturing capacity in anticipation of future growth in net revenues. To the extent our net revenues do not grow as anticipated, our financial condition and operating results may be materially and adversely affected due to the fixed nature of most of these expenses.

     We were incorporated in Singapore in October 1994. As of June 30, 2000, we were 72.4% owned by Singapore Technologies Pte Ltd and its affiliates.


RESULTS OF OPERATIONS

     The following table sets forth certain financial data as a percentage of net revenues for the periods indicated:



                                              THREE MONTHS ENDED JUNE 30,    SIX MONTHS ENDED JUNE 30,
                                              ---------------------------    -------------------------
                                                 1999           2000           1999           2000
                                                 ----           ----           ----           ----
Net revenues                                    100.0%         100.0%         100.0%         100.0%
Cost of revenues                                (66.8)         (66.5)         (71.6)         (64.5)
                                                -----          -----          -----          -----
Gross profit                                     33.2           33.5           28.4           35.5
                                                -----          -----          -----          -----
Operating expenses:
 Selling, general and administrative             14.3           13.0           14.5           13.1
 Research and development                         3.4            5.6            3.4            4.7
 Stock-based compensation                         1.9            0.1            2.1            0.2
 Other general expenses (income), net              --           (0.3)            --           (0.2)
                                                -----          -----          -----          -----
   Total operating expenses                      19.6           18.4           20.0           17.8
                                                -----          -----          -----          -----
Operating income                                 13.6           15.1            8.4           17.7
Other income (expense):
 Interest income (expense), net                  (3.2)           3.9           (3.5)           2.0
 Foreign currency exchange gain (loss)            0.5           (0.5)           2.9            0.3
 Other non-operating income, net                  2.1            1.5            1.4            1.2
                                                -----          -----          -----          -----
   Total other income (expense)                  (0.6)           4.9            0.8            3.5
                                                -----          -----          -----          -----
Income before income taxes                       13.0           20.0            9.2           21.2
Income tax expense                               (0.6)          (1.4)          (0.6)          (1.0)
                                                -----          -----          -----          -----
Net income                                       12.4%          18.6%           8.6%          20.2%
                                                =====          =====          =====          =====



THREE MONTHS ENDED JUNE 30, 1999 COMPARED TO THREE MONTHS ENDED JUNE 30, 2000

     Net revenues. Net revenues increased 66.1% from $45.6 million in the three months ended June 30, 1999 to $75.8 million in the three months ended June 30, 2000. This increase was primarily due to the increase in unit volumes for test and assembly services. Net revenues from test services increased 57.9% from $21.8 million in the three months ended June 30, 1999 to $34.3 million in the three months ended June 30, 2000. The increase in test services net revenues was attributable primarily to growth in test volumes reflecting increased demand and expanded capacity. Revenues from assembly services increased 73.5% from $23.8 million in the three months ended June 30, 1999 to $41.4 million in the three months ended June 30, 2000. This increase was primarily due to greater demand for both leadframe and laminate packages.

     Cost of revenues and Gross profit margin. Cost of revenues increased 65.5% from $30.5 million in the three months ended June 30, 1999 to $50.4 million in the three months ended June 30, 2000, primarily due to higher depreciation expense and cost of leasing as a result of placing into service additional test and assembly equipment and costs associated with increased test and assembly unit volumes. Depreciation expense and cost of leasing for production equipment increased from $10.6 million in the three months ended June 30, 1999 to $18.3 million in the three months ended June 30, 2000. Gross profit margin increased from 33.2% in the three months ended June 30, 1999 to 33.5% in the three months ended June 30, 2000. Gross profit margin in the three months ended June 30, 2000 declined from 37.6% in the three months ended March 31, 2000. The decline was due to lower utilization as a result of weak wafer supply in the first two months of the quarter coupled with the installation of additional equipment in the quarter. In addition, overall margins were lower because of the higher proportion of assembly revenue, which has lower margins, in the three months ended June 30, 2000 compared to the prior quarter.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 49.6% from $6.5 million, or 14.3% of net revenue, in the three months ended June 30, 1999 to $9.7 million, or 13.0% of net revenue, in the three months ended June 30, 2000. The increase was mainly due to an increase in payroll-related expenses and professional fees.

     Research and development expenses. Research and development expenses increased 178.4% from $1.5 million, or 3.3% of net revenues, in the three months ended June 30, 1999 to $4.3 million, or 5.6% of net revenues, in the three months ended June 30, 2000. The increase was primarily attributable to the addition of employees in research and development positions and an increase in operating supplies.

     Stock-based compensation. Stock-based compensation was $0.9 million in the three months ended June 30, 1999 compared to $0.1 million in the three months ended June 30, 2000. The difference is in part attributable to the impact of the adoption by the company of a new employee share ownership scheme in December 1999.

     Other income (expense). Other expense of $0.3 million in the three months ended June 30, 1999 increased to other income of $3.7 million in the three months ended June 30, 2000 primarily due to positive net interest income. Interest expense, net for the three months ended June 30, 1999 was $1.5 million compared to interest income, net of $2.9 million in the three months ended June 30, 2000. This was primarily due to the interest income from the proceeds of the initial public offering and from the repayment of our loans of $60.0 million.

     Income tax expense. Income tax expense increased from $0.3 million in the three months ended June 30, 1999 to $1.1 million in the three months ended June 30, 2000 due to higher interest income. The current income tax expense for both periods is due to Singapore tax on rental and interest income and U.S. tax on income generated by ST Assembly Test Services, Inc. in the United States. We have been granted pioneer enterprise status under the Singapore Economic Expansion Incentives (Relief from Income
Tax) Act, Chapter 86, for a five-year period from January 1, 1996. As a result, during this period, income from subcontract assembly and testing of integrated circuits, including wafer probe services, is exempt from Singapore income tax, subject to compliance with the conditions stated in the pioneer certificate and the Relief from Income Tax Act. Income from any other sources is taxed at prevailing Singapore corporate tax rates. Our pioneer status is renewable for an additional three years subject to compliance with certain conditions.


SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 2000

     Net revenues. Net revenues increased 79.8% from $82.3 million in the six months ended June 30, 1999 to $147.9 million in the six months ended June 30, 2000. This increase was primarily due to the increase in unit volumes for test and assembly services. Net revenues from test services increased 86.9% from $37.1 million in the six months ended June 30, 1999 to $69.4 million in the six months ended June 30, 2000. The increase in test services net revenues was attributable primarily to growth in test volumes reflecting increased demand and expanded capacity. Revenues from assembly services increased 73.9% from $45.1 million in the six months ended June 30, 1999 to $78.5 million in the six months ended June 30, 2000. This increase was primarily due to greater demand for both leadframe and laminate packages.

     Cost of revenues and Gross profit margin. Cost of revenues increased 62.1% from $58.9 million in the six months ended June 30, 1999 to $95.5 million in the six months ended June 30, 2000, primarily due to higher depreciation expense and cost of leasing as a result of placing into service additional test and assembly equipment and costs associated with increased test and assembly unit volumes. Depreciation expense and cost of leasing for production equipment increased from $20.7 million in the six months ended June 30, 1999 to $33.9 million in the six months ended June 30, 2000. Gross profit margin increased from 28.4% in the six months ended June 30, 1999 to 35.5% in the six months ended June 30, 2000. The increase in gross profit margin was attributable primarily to improved utilization of materials and of test and assembly equipment.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 61.5% from $12.0 million, or 14.5% of net revenue, in the six months ended June 30, 1999 to $19.3 million, or 13.1% of net revenue, in the six months ended June 30, 2000. The increase was mainly due to an increase in payroll-related expenses and professional fees.

     Research and development expenses. Research and development expenses increased 149.2% from $2.8 million, or 3.4% of net revenues, in the six months ended June 30, 1999 to $6.9 million, or 4.7% of net revenues, in the six months ended June 30, 2000. The increase was primarily attributable to the addition of employees in research and development positions and an increase in operating supplies.

     Stock-based compensation. Stock-based compensation was $1.8 million in the six months ended June 30, 1999 compared to $0.3 million in the six months ended June 30, 2000. The difference is in part attributable to the impact of the adoption by the company of a new employee share ownership scheme in December 1999.

     Other income (expense). Other income increased 707.8% from $0.7 million in the six months ended June 30, 1999 to $5.3 million in the six months ended June 30, 2000 primarily due to positive net interest income. This was offset by a foreign currency exchange gain of $0.5 million in the six months ended June 30, 2000 compared to a foreign exchange gain of $2.4 million in the six months ended June

30, 1999. Interest expense, net for the six months ended June 30, 1999 was $2.9 million compared to interest income, net of $3.1 million in the six months ended June 30, 2000. This was primarily due to the interest income from the proceeds of the initial public offering and from the repayment of our loans of $60.0 million.

     Income tax expense. Income tax expense increased from $0.5 million in the six months ended June 30, 1999 to $1.5 million in the six months ended June 30, 2000 due to higher interest income. The current income tax expense for both periods is due to Singapore tax on rental and interest income and U.S. tax on income generated by ST Assembly Test Services, Inc. in the United States.


LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 2000, our principal sources of liquidity included $256.7 million in cash and cash equivalents and $55.0 million of unutilized credit facilities, consisting of a $35.0 million short term loan from Den Danske Bank and a $20.0 million working capital facility from Citibank N.A..

     On June 5, 1998, we entered into a S$90.0 million ($54.3 million) long-term loan agreement with the Economic Development Board. The long-term loan is denominated in Singapore dollars and bears interest, payable semi-annually, at 1% over the prevailing rate per annum declared by the Central Provident Fund Board, a statutory board of the Singapore Government. The prevailing rate at June 30, 2000 was 2.5%. Principal is payable in seven semi-annual, equal installments commencing September 1, 2000. The loan agreement specifies that the proceeds are to be used solely for the financing of fixed productive assets in the semiconductor business. This loan matures on September 1, 2003 and is guaranteed by Singapore Technologies Pte Ltd. The loan agreement restricts us from paying dividends, from incurring further indebtedness and from undertaking any form of reconstruction, including amalgamation with another company, which would result in a change in the control of the Company, in each case without prior lender consent. To reduce our Singapore dollar exposure on this loan, in the first quarter of 1999 we hedged the principal amount due under such loan and incurred an additional annual financing charge of 1.7% of the principal amount of such loan with respect to such hedging transaction. Subsequent to our initial public offering, we terminated this arrangement and currently hold Singapore dollar cash balances, proceeds from our initial public offering, as a hedge of the principal amount due under the loan.

     We have an uncommitted working capital facility with Citibank, N.A. for $20.0 million. Interest on borrowings under this facility is charged at the bank's prevailing rate.

     We have two working capital facilities with Den Danske Bank. The first is a committed facility expiring August 25, 2000 for $25.0 million with interest charged on borrowings at 0.6% per annum above LIBOR. The second is an uncommitted facility for $10.0 million with interest charged at a rate agreed on the date of drawdown.

     The $45.9 million of net cash provided by operating activities in the six months ended June 30, 2000, was attributable to net operating cash generated, before changes in operating working capital, of $64.1 million, offset by an increase in operating working capital of $18.2 million.

     Net cash used in investing activities for the six months ended June 30, 2000 was $131.6 million and represents amounts paid for property, plant and equipment. We have increased our budgeted capital expenditures to $290.0 million for 2000, of which $152.0 million was our capital expenditure for the six months ended June 30, 2000. From time to time we may acquire or make investments in additional businesses, products and technologies or establish joint ventures or strategic partnerships that we believe will complement our current and future business. Some of these acquisitions or investments could be

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material.

     Net cash provided by financing activities was $328.6 million in the six months ended June 30, 2000, primarily due to proceeds of $388.6 million from our initial public offering, which was offset by the repayment of short term loans of $60.0 million.


FOREIGN CURRENCY EXCHANGE EXPOSURE

     We experience foreign currency exchange gains and losses arising from transactions in currencies, principally the Singapore dollar and the Japanese yen, other than our functional currency, the U.S. dollar.

     We have adopted a hedging policy that we believe adequately covers any material exposure to our non-U.S. dollar assets and liabilities. To minimize foreign currency exchange risk, we selectively hedge our foreign currency exposure through forward foreign currency swap contracts and options. However we cannot assure you that sudden or rapid movement in exchange or interest rates will not have a material adverse effect on our business, financial condition or results of operations.

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